EXHIBIT 4.9

LOST HORSES, MARNY AND TRACK PROPERTY
OPTION AGREEMENT

LOST HORSES, MARNY AND TRACK PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference as of April 18, 2011.

AMONG:

MILL CITY GOLD CORP., a company duly incorporated under the laws of the Province of British Columbia and having offices at 4719 Chapel Road NW, Calgary, Alberta, T2L 1A7

(“Mill City”)
OF THE FIRST PART
AND:
STRATEGIC METALS LTD., a company duly incorporated under the laws of the Province of British Columbia and having offices at 1016 – 510 West Hastings Street, Vancouver, British Columbia, V6B 1L8

(“Strategic”)
 OF THE SECOND PART

AND:
ARCHER, CATHRO & ASSOCIATES (1981) LIMITED, a company duly incorporated under the laws of the Province of British Columbia and having offices at 1016 – 510 West Hastings Street, Vancouver, British Columbia, V6B 1L8

(“Archer Cathro”)
 OF THE THIRD PART

WHEREAS:

A.	Strategic has represented to Mill City that it holds a 100% beneficial interest in and to the Properties (as defined herein); and

B.	Strategic wishes to grant and Mill City wishes to acquire the right to earn a 100% interest in and to the Properties on the terms and subject to the conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the mutual promises, covenants, conditions, representations and warranties herein set out, the parties agree as follows:

ARTICLE 1  - DEFINITIONS

1.1	For the purposes hereof the following words and phrases shall have the following meanings:

(a)	“Affiliate” shall have the meaning attributed to such term in the Business Corporations Act (British Columbia);

(b)	“Agreement” means this Agreement, as amended from time to time;

(c)	“Business Day” means a day other than a Saturday, Sunday or any day on which chartered banks in the City of Vancouver, British Columbia are not open for business during normal banking hours;

(d)
“Commercial Production” means the first day of the month following the month in which Minerals from a mine at any one or more of the Properties have been extracted and processed to yield product for sixty (60) consecutive days at a rate, averaged over such sixty (60) day period, of not less than seventy percent (70%) of the average daily rate projected by the feasibility study pursuant to which a mine is developed.  The processing or shipping of bulk samples for testing purposes shall not be considered for the purpose of establishing the commencement of Commercial Production;

(e)	“Exchange” means the TSX Venture Exchange;

(f)	“Exchange Acceptance” means Exchange acceptance for filing of Mill City’s documentation related to this Agreement;

(g)
“Lost Horses Property” means those 180 Yukon quartz mineral claim blocks more particularly described in Schedule "A" to this Agreement, together with the surface rights, mineral rights, personal property and permits associated therewith and shall include any renewal thereof and any other form of successor or substitute title thereto;

(h)
“Marny Property” those 20 Yukon quartz mineral claim blocks more particularly described in Schedule "A" to this Agreement, together with the surface rights, mineral rights, personal property and permits associated therewith and shall include any renewal thereof and any other form of successor or substitute title thereto;

(i)	“Mill City Acquired Property” shall have the meaning ascribed to such term in Section 6.1 of this Agreement;

(j)
“Minerals” means all base metals and minerals, all precious metals and minerals, all non-metallic minerals including diamonds, all industrial minerals and all ores, concentrates, precipitates, beneficiated products, and solutions containing any of the afore mentioned minerals, and all forms in which such minerals may occur, be found, extracted or produced on or within the Properties;

(k)	“Net Smelter Returns” shall have the meaning ascribed to such term in Schedule “B” to this Agreement;

(l)
“Operations” means all activities carried out in connection with the prospecting, exploring, evaluation, development, and mining of Minerals, including, without limitation, prospecting, exploration, the development of a mine, the mining, extraction, treatment, storage and processing of Minerals, distribution of Minerals, the acquisition and relinquishment of properties or the construction of any improvements, personality, fixtures or equipment reasonably necessary therefore, and any other activities or operations related to or necessary for exploration, development, and mining of Minerals on, in or under the Properties;

(m)	“Operator” means Mill City unless the parties mutually agree otherwise;

(n)
“Option” means the sole, exclusive and irrevocable right and option granted by Strategic to Mill City to acquire an undivided one hundred percent (100%) legal and beneficial interest in and to the Properties, subject to the Strategic Royalty, as more particularly described in Section 3.1 of this Agreement;

(o)	“Properties” means the Lost Horses Property, the Marny Property and the Track Property, collectively;

(p)	“Shares” means common shares in the capital stock of Mill City;

(q)	“Strategic Acquired Property” shall have the meaning ascribed to such term in Section 6.2 of this Agreement;

(r)	“Strategic Royalty” means two percent (2%) of Net Smelter Returns; and

(s)
“Track Property” those 8 Yukon quartz mineral claim blocks more particularly described in Schedule "A" to this Agreement, together with the surface rights, mineral rights, personal property and permits associated therewith and shall include any renewal thereof and any other form of successor or substitute title thereto.

1.2	Entire Agreement, Modification and Waiver

This Agreement, together with any and all agreements, documents and other instruments to be delivered pursuant hereto or simultaneously herewith constitutes the entire agreement among Mill City, Strategic and Archer Cathro pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of and between the parties hereto relating to the Properties and there are no representations, warranties, covenants or other agreements among the parties hereto in connection with the subject matter hereof except as specifically set forth in this Agreement. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

1.3	Headings

The Articles, Sections and other headings contained herein are included solely for convenience, are not intended to be full or accurate descriptions of the content of this Agreement and shall not be considered part of this Agreement.

1.4	Currency

Unless otherwise indicated, all dollar amounts contained in this Agreement are and shall be construed to be in dollars in the lawful currency of Canada.

1.5	Schedules

The following Schedules attached to this Agreement are an integral part of this Agreement:

Schedule “A”	-- -	The Properties
Schedule “B”	-- -	Strategic Royalty

ARTICLE 2  - REPRESENTATIONS AND WARRANTIES

2.1	Each of Strategic, Mill City and Archer Cathro represents and warrants to the other parties that:

(a)
it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the jurisdiction of its incorporation or organization and is or will be qualified to do business in the jurisdiction in which the Properties are located and to hold an interest in the Properties;

(b)
it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c)
it has duly obtained all authorizations for the execution, delivery, and performance of this Agreement, and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws; and

(d)
this Agreement, subject to receiving the requisite approval of the Exchange, constitutes a legal, valid and binding obligation of it except (i) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.2	Strategic represents and warrants to Mill City that:

(a)
subject to Article 11 hereof, it is and up to the time of transfer to Mill City of its interest in the Properties will be, the sole beneficial owner of a 100% undivided interest in and to the Properties;

(b)	the Properties are accurately described in Schedule “A”, have been duly and validly located and recorded;

(c)	title to the Properties is registered in the name of Archer Cathro and is held in trust by Archer Cathro for Strategic;

(d)	all of the Yukon quartz mineral claims comprising the Properties are in good standing under the provisions of the Quartz Mining Act (Yukon Territory);

(e)	except for the Strategic Royalty, the Properties are free and clear of all liens, charges and encumbrances and are not subject to any right, claim or interest of any other person;

(f)
Strategic has the right to dispose of its interests in and to the Properties, and, upon exercise of the Option, to convey or cause the conveyance to Mill City of the Properties, in each case free and clear of all liens, charges, encumbrances, obligations and any other royalties or restrictions except as provided for herein;

(g)
there is no adverse claim or challenge against or to the ownership of or title to any of the Properties, or any portion thereof nor is there any basis therefor and there are no outstanding agreements or options to acquire or purchase all or any of the Properties or any portion thereof or any interest therein and, except for the Strategic Royalty, no person has any royalty or interest whatsoever in production or profits from all or any of the Properties or any portion thereof;

(h)
to the best of its knowledge and belief after having made reasonable inquiries, the Properties do not contain any hazardous or toxic material, pollution or other adverse environmental conditions that may give rise to any environmental liability under any applicable environmental laws, and Strategic has not received, nor is it aware of any pending or threatened, notice of non-compliance with any environmental law;

(i)
during the period that Strategic has been the beneficial owner of the Properties, all activities on, in or under the Properties have been carried out in accordance with all applicable environmental laws and there are no environmental conditions existing on, in or under the Properties to which any remedial action is required or any liability has or may be imposed under applicable environmental laws;

(j)
it has not received from any government agency or authority any notice of, or communication relating to, any actual or alleged environmental claims, and there are no outstanding work orders or actions required to be taken relating to environmental matters respecting any of the Properties or any operations carried out on any of the Properties;

(k)
until the earlier of the exercise of the Option or the termination of this Agreement, Strategic will not, without the prior written consent of Mill City, allow the Properties to become subject to any claims, liens, security interests, charges and encumbrances of any nature or kind whatsoever or enter into any agreement (whether written or verbal) that may result in the creation of any such claims, liens, security interests, charges and encumbrances or otherwise restrict in any manner whatsoever the exercise of the Option by Mill City as contemplated by this Agreement; and

(l)
it is not aware of any facts relating to any of the Properties that, if known to Mill City, could reasonably be expected to cause Mill City to decide not to enter into this Agreement or not proceed to exercise the Option and Strategic has advised Mill City of all of the material information relating to the mineral potential of the Properties of which it has knowledge.

2.3	Mill City represents and warrants to Strategic that:

(a)
other than Exchange Acceptance, no filing with or notice to or authorization of any governmental authority is required on the part of Mill City as a condition to the lawful completion of the transactions contemplated under this Agreement;

(b)
it is not aware of any undisclosed occurrence or event which has or might reasonably be expected to result in a material change in its business or operation or which would have a materially adverse effect on the value of its business or its Shares;

(c)	the Shares are listed for trading on the Exchange;

(d)	it is a reporting issuer under applicable securities laws and is not in breach of any such laws or of any of the policies of the Exchange;

(e)	the Shares when issued, shall be fully paid, validly issued and free and clear of all liens, charges, security interests and encumbrances of any kind or nature; and

(f)	it will observe the terms and the conditions of this Agreement and acknowledges that any interest it may acquire in the Properties under this Agreement shall be subject to the Strategic Royalty.

2.4	Archer Cathro represents and warrants to Mill City that it holds no equitable interest in the Properties and holds legal title to the Properties as a bare trustee for Strategic.

2.5	The parties to this Agreement acknowledge and agree that legal title to the Properties shall remain registered in the name of Archer Cathro until Mill City has exercised the Option.

2.6
The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement, are to be construed as both conditions and warranties and shall, regardless of any investigation which may have been made by or on behalf of any party as to the accuracy of such representations and warranties, survive the closing of the transaction contemplated hereby and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

ARTICLE 3  – GRANTING AND EXERCISE OF OPTION

3.1	Subject to the Strategic Royalty, Strategic hereby grants Mill City the Option, to be exercisable by Mill City:

(a)	paying Strategic not less than an aggregate $1,000,000 as follows:

(i)	$150,000 upon Exchange Acceptance;

(ii)	an additional $300,000 on or before March 31, 2012; and

(iii)	an additional $550,000 on or before March 31, 2013;

(b)	issuing Strategic an aggregate 5,000,000 Shares as follows:

(i)	1,000,000 Shares on or before March 31, 2012; and

  (ii)       an additional 4,000,000 Shares on or before March 31, 2013.

3.2
Mill City shall at its election, have the right to make up to one-half (1/2) of any or all cash payments required pursuant to Subsection 3.1 (a) through the issuance of Shares.  The number of Shares to be issued in lieu of any cash payment pursuant to this Section 3.2 shall be calculated using the average closing price of the Shares on the Exchange for the 20 trading days immediately preceding the issuance of such Shares.

3.3	Subject to Section 10.4(b) hereof, Mill City shall not be required to incur any exploration expenditures in order to exercise the Option.

ARTICLE 4 - CONDITIONS PRECEDENT

4.1	The obligations of the parties under this Agreement are first subject to Exchange Acceptance.

4.2	If the condition precedent set out in Sections 4.1 hereof has not both been satisfied on or before May 13, 2011, this Agreement shall terminate unless otherwise agreed to in writing by all parties.

ARTICLE 5  – VESTING OF INTEREST

5.1
Forthwith upon Mill City exercising the Option pursuant to Section 3.1 hereof, a one hundred percent (100%) interest in and to the Properties, subject to the Strategic Royalty, shall vest and shall be deemed for all purposes hereof to have vested, in Mill City.

5.2
Following the exercise of the Option, Strategic shall deliver to Mill City, a transfer document or such other instrument as may be required to record Mill City’s interest in the Properties with the Dawson Mining Recorder, Yukon department of Energy, Mines and Resources.  Notwithstanding the recording of such interest, Mill City acknowledges that it shall hold such interest in the Properties pursuant to the terms of this Agreement.

5.3
If at any time after exercising the Option, Mill City elects to abandon or allow all or any mineral claims comprising the Properties to lapse, it shall provide Strategic with written notice of its intention to do so.  Strategic shall have 30 days from receipt of such notice to elect to have title to those mineral claims being abandoned, transferred into its or Archer Cathro’s name.  All costs associated with such claim title transfers shall be borne by Strategic.

5.4
If Strategic fails to make an election within the 30 day period provided for in Section 5.3, Strategic shall be deemed to have elected not to have title to those mineral claims being abandoned transferred into its or Archer Cathro’s name and Mill City shall be entitled to allow such claims to lapse.

5.5
Any and all mineral claims allowed to lapse pursuant to Section 5.4 hereof shall be deemed to be an “Abandoned Area” as such term is defined in Section 6.5 hereof and the provisions of Sections 6.7 and 6.8 shall apply.

ARTICLE 6  – ADJUSTMENTS TO PROPERTIES

6.1
Any and all direct or indirect mineral interests staked, optioned, purchased or otherwise acquired by or on behalf of Mill City that are located, in whole or in part within two (2) kilometres of the outer perimeter of any of the Properties prior to December 31, 2013 shall be deemed to be a “Mill City Acquired Property”.  Each Mill City Acquired Property shall be deemed to be included as part of the Properties and shall be subject to the terms and conditions of this Agreement.  All costs incurred in staking, locating, recording, or otherwise acquiring any Mill City Acquired Property shall be borne solely by Mill City.

6.2
Any and all mineral interests staked, optioned, purchased or otherwise acquired by or on behalf of Strategic that are located, in whole or in part within two (2) kilometres of the outer perimeter of any of the Properties prior to December 31, 2013 shall be deemed to be a “Strategic Acquired Property”.  Strategic shall provide Mill City with notice of each Strategic Acquired Property including the related acquisition costs.  Mill City shall have 30 days from receiving such notice to elect to include the Strategic Acquired Property as part of the Properties.

6.3
If Mill City elects to have a Strategic Acquired Property included as part of the Properties, Mill City shall reimburse Strategic for 100% of its acquisition costs applicable to that Strategic Acquired Property.  Such reimbursement shall be made within 30 days of Mill City receiving the Section 6.2 notice from Strategic.  Following the reimbursement of Strategic, the said Strategic Acquired Property shall form part of the Properties and become subject to the terms and conditions of this Agreement.

6.4
If Mill City elects not to include a Strategic Acquired Property as part of the Properties, fails to make the Section 6.2 election within the 30 day election period, or fails to reimburse Strategic in accordance with Section 6.3, the terms and conditions of this Agreement shall no longer apply to that specific Strategic Acquired Property and Strategic shall be entitled to develop or dispose of the said property in any manner it deems appropriate.

6.5
Upon agreement by Strategic and Mill City and in accordance with applicable laws of the Yukon Territory, any part of the Properties may be allowed to lapse, expire or otherwise be excluded from those lands comprising the Properties (an “Abandoned Area”).

6.6	Except for Sections 6.7 and 6.8 hereof, upon abandonment, the terms and conditions of this Agreement shall no longer apply to an Abandoned Area.

6.7
Neither Strategic nor Mill City shall hold any residual legal or beneficial interest in an Abandoned Area.  None of Strategic, Mill City or any Affiliate of either party shall acquire any legal or beneficial interest in lands forming all or any part of such Abandoned Area for a period of one (1) year from the date of abandonment of such Abandoned Area.  If any of Strategic, Mill City or any Affiliate of either party acquires any legal or beneficial interest in all or any part of an Abandoned Area within the said one (1) year period referred to in this Section 6.7, the provisions of Sections 6.1 or 6.2 hereof shall apply to such interest.

6.8	The provisions of Section 6.7 hereof shall survive the termination of this Agreement for a period of one (1) year from the date of termination.

ARTICLE 7 - ACTIVITIES OF OPERATOR

7.1
The Operator, in consultation with the parties, shall have full right, power and authority to do everything necessary or desirable to determine the manner of exploration and development of the Properties and, without limiting the generality of the foregoing, the right, power and authority to:

(a)
regulate access to the Properties subject only to the right of the representatives of Mill City and Strategic to have access to the Properties at all reasonable times and on reasonable notice, for the purpose of inspecting work being done thereon but at their own risk and expense;

(b)
employ and engage such employees, agents and independent contractors as the Operator may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder;

(c)
execute all documents, deeds and instruments, do or cause to be done all such acts and things and give all such assurances as may be necessary to maintain good and valid title to the Properties and each party hereby irrevocably appoints the Operator its true and lawful attorney to give effect to the foregoing and hereby agrees to indemnify and hold the Operator harmless from any and all costs, losses or damage sustained or incurred by the Operator directly or indirectly as a result of its exercise of its powers except where those powers have been exercised by the Operator in bad faith or with gross negligence; and

(d)	conduct such title examination and cure such title defects as may be advisable in the reasonable judgment of the Operator.

7.2	Unless otherwise agreed by the parties:

(a)	the Operator shall at all times, provide all parties with timely notice and disclosure of all material information related to the Properties;

(b)	during periods of active field programs on the Properties, the Operator shall provide all parties with a monthly update related to such Operations;

(c)
within ninety (90) days of the completion of a field program for a calendar year, the Operator shall provide all parties with a geological report and where practicable shall provide copies of all data in a widely recognized digital form on such media as all parties may reasonably be able to access; and

(d)
during periods in which no Operations related to the Properties are ongoing, the Operator, acting reasonably and in good faith, shall provide all parties with all information related to the Properties that has not been previously been provided to the parties  pursuant to Sections 7.2(a), (b) or (c) of this Agreement.

ARTICLE 8 - OBLIGATIONS OF THE OPERATOR

8.1	During the term of this Agreement, the Operator shall, in regard to the Properties:

(a)
maintain in good standing those licenses, mineral claims, concessions or other interests comprising the Properties by the doing and filing of assessment work or the making of payments in lieu thereof and the performance of all other actions which may be necessary in that regard and in order to keep such mineral claims, concessions or other interests free and clear of all liens and other charges arising from the Operator’s activities thereon except those at the time contested in good faith by the Operator;

(b)
indemnify the non-operating parties against and save such parties harmless from all costs, claims, liabilities and expenses that the non-operating parties may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee, agent or designated consultant of the parties hereto arising out of or attributable to the gross negligence or wilful misconduct of the Operator while such director, officer, employee or designated consultant is on the Properties;

(c)	permit the parties hereto, at their own expense, reasonable and timely access to the results of the work done on the Properties;

(d)
keep the Properties free and clear of all liens, charges and encumbrances of every character arising from its operation hereunder (except for liens for taxes not then due, other inchoate liens and liens contested in good faith by the Operator), and proceed with all reasonable diligence to contest or discharge any lien that is filed;

(e)
pay, when due and payable, all wages or salaries for services rendered in connection with any work or operation performed on the Properties and all accounts for materials supplied on or in respect of any work or operation performed on the Properties;

(f)
obtain and maintain, and cause any contractor or subcontractor to obtain and maintain comprehensive general liability insurance with a limit in keeping with industry standards and the level of activity undertaken;

(g)
do or cause to be done all work on any and all Properties in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any applicable governmental authority; and

(h)
indemnify and hold the non-operating parties harmless in respect of any and all costs, claims, liabilities and expenses arising out of or attributable to the gross negligence or wilful misconduct of the Operator with respect to the Operator’s activities on the Properties.

ARTICLE 9
ENVIRONMENTAL INDEMNIFICATION

9.1
Strategic agrees to indemnify and save Mill City harmless from and against any environmental claim suffered or incurred by Mill City arising directly or indirectly from any operations or activities conducted in or on the Properties, whether by Strategic, its employees or agents, prior to the date of execution of this Agreement.

9.2
Mill City agrees to indemnify and save Strategic harmless from and against any environmental claim suffered or incurred by Strategic arising directly or indirectly from any operations or activities conducted in or on the Properties, whether by Mill City, its employees or agents, after the date of execution of this Agreement.

9.3	The provisions of this Article 9 shall survive any termination of this Agreement.

ARTICLE 10  – TERMINATION

10.1
Mill City may, at any time prior to its exercise of the Option, terminate this Agreement in its entirety on thirty (30) days written notice to Strategic and except for the obligations set out in Sections 10.4(b) and (c), shall thereafter have no liability to Strategic as a result of such termination.

10.2
Upon termination pursuant to Section 10.1 hereof, Mill City shall have no legal or beneficial interests in or to any lands or mineral rights within the Properties. The Option is an option only in respect of the Properties and except as specifically provided otherwise, nothing in this Agreement shall be construed as obligating Mill City to do any acts or make any payments hereunder and any act or acts or payment or payments as shall be made hereunder shall not be construed as obligating Mill City to do any further act or make any further payment.

10.3	Subject to Section 15.1, a party may terminate this Agreement if at any time:

(a)
a party fails to perform any obligation required to be performed by it hereunder, or a party is in breach of a warranty given by it hereunder, which failure or breach materially interferes with the implementation and operation of this Agreement; or

(b)	Mill City does not issue the Mill City shares or make the cash payments in accordance with Section 3.1 hereof.

10.4	Notwithstanding any other provisions hereof, in the event of termination of this Agreement, Mill City shall:

(a)
have the right and obligation to remove from the Properties within 180 days of the effective date of such termination all equipment erected, installed or brought upon the Properties by or at the instance of Mill City;

(b)	file or have filed all applicable assessment work to keep the Properties in good standing for a period of not less than two (2) years from the date of termination of this Agreement;

(c)	perform all reclamation work on the Properties required under applicable mining and environmental laws as a result of Operations carried out by or on behalf of Mill City; and

(d)	provide Strategic with digital and hard copies of all information related to the Properties that was not provided to Strategic pursuant to Section 7.2 hereof prior to termination.

ARTICLE 11  - TRANSFERS

11.1
Neither party shall sell, transfer or otherwise dispose of all or any part of its rights or interests under this Agreement without the prior written consent of the other party, such consent not to be arbitrarily or unreasonably withheld.

11.2
As a condition of any sale, transfer or other disposition of all or any part of Mill City’s or Strategic’s rights or interests under this Agreement, the third party acquiring such rights or interests shall, prior to acquiring such rights or interests, agree to be bound by this Agreement and shall deliver notice to that effect to all of the parties to this Agreement.

11.3
The Section 11.1 requirement for consent shall not apply to a corporate merger, consolidation, amalgamation, or reorganization related to Mill City or Strategic, provided the surviving entity will assume the rights, obligations, and liabilities of the affected party to this Agreement.

ARTICLE 12  - FORCE MAJEURE

12.1
If any party to this Agreement is at any time prevented or delayed in complying with any provisions hereof by reason of strikes, lock-outs, labour shortages, power shortages, fuel shortages, fires, wars, insurrection, terrorist activities, inability to gain or maintain surface access not related to the misconduct of such party, acts of God, governmental regulations restricting normal operations, shipping delays or any other extraordinary reason or reasons beyond the control of such party, other than lack of funds, the effect of which would be to halt work on any or all of the Properties, the time limited for the performance by such party of its obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay, but nothing herein shall discharge such party from its obligations hereunder to maintain any and all Properties in respect of which it is the Operator in good standing.

12.2
Each party shall give prompt notice to the other of each event of force majeure under Section 12.1 hereof and upon cessation of such event shall furnish to the other party notice to that effect together with particulars of the number of days by which the obligations of the notifying party hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

ARTICLE 13  - CONFIDENTIAL INFORMATION

13.1
The parties to this Agreement shall keep confidential all books, records, files and other information supplied by any party to the other party or its employees, agents or representatives in connection with this Agreement or in respect of the activities carried out on the Properties by any party, or related to the sale of minerals, or other products derived from any Properties, including all analyses, reports, studies or other documents prepared by any party or its employees, agents or representatives, which contain information from, or otherwise reflects such books, records, files or other information. The parties shall use their reasonable commercial efforts to ensure that their employees, agents or representatives do not disclose, divulge, publish, transcribe, or transfer such information, in whole or in part, other than to an Affiliate where such disclosure is for routine corporate purposes, without the prior written consent of the other parties, which consent may not be arbitrarily or unreasonably withheld and which shall not apply to such information or any part thereof to the extent that:

(a)
it is required to be publicly disclosed pursuant to applicable securities or corporate laws or rules or requirements of any stock exchange, in which event the party seeking to make such disclosure shall provide to the non-disclosing party at least two (2) Business Days prior to making such disclosure, a written copy of such proposed disclosure, unless mutually agreed otherwise, and shall in good faith consider any comments the non-disclosing party may have on such proposed disclosure;

(b)	the disclosure is reasonably required to be made to a taxation authority in connection with the taxation affairs of the disclosing party; or

(c)	such information becomes generally disclosed to the public, other than as a consequence of a breach hereof by one of the parties to this Agreement.

13.2
Notwithstanding any other provision hereof each of Mill City and Strategic agree to provide to the other party the text of any proposed news release or information update with respect to this Agreement or any and all Properties at least two (2) Business Days prior to release of such information to third parties.  The party receiving such proposed news release or information update shall review and comment on the text thereof within one (1) Business Day of receipt.  The party proposing the news release or information update shall in good faith review the comments provided and shall take reasonable steps to modify the news release or information update according to the concerns raised.

ARTICLE 14  – DISPUTE RESOLUTION

14.1
All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated with or derived therefrom, shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre.

14.2
The appointing authority shall be the British Columbia International Commercial Arbitration Centre and the case shall be administered at Vancouver, British Columbia, by the British Columbia International Commercial Arbitration Centre in accordance with its “Procedures for Cases under the BCICAC Rules”.

ARTICLE 15  - DEFAULT

15.1	If at any time:

(a)
a party fails to perform any obligation required to be performed by it hereunder, or a party is in breach of a warranty given by it hereunder, which failure or breach materially interferes with the implementation and operation hereof; or

(b)	Mill City does not make the cash payments or issue the Mill City shares in accordance with Section 3.1 hereof;

the other parties may terminate this Agreement, but only if the non-defaulting parties shall have first given written notice of default to the defaulting party and the defaulting party has not, within thirty (30) Business Days following delivery of such notice of default:

(i)	cured such default;

(ii)
commenced proceedings to cure such default by appropriate payment or performance, the defaulting party hereby agreeing that should it so commence to cure any default it will prosecute the same to completion without undue delay; or

(iii)
delivered to the non-defaulting parties a notice contesting the notice of default and invoking Section 14.1 herein, in which case the provisions of this Article 15 will be suspended pending resolution of such dispute in accordance with Article 14 hereof.

15.2
Should the defaulting party fail to comply with the provisions of Section 15.1 hereof, the non-defaulting parties may thereafter terminate this Agreement, provided however any such termination is made by notice in writing given in accordance with Section 16.1 hereof.

ARTICLE 16 – NOTICES

16.1
Any notice or other writing required or permitted to be given hereunder shall be sufficiently given a party or parties if delivered personally, if sent by prepaid registered mail or if transmitted by facsimile or other form of recorded communication tested prior to transmission:

(a)	In the case of a notice to Mill City, at:

Mill City Gold Corp.
4719 Chapel Road NW

Calgary, Alberta
T2L 1A7

Attention: James R. Brown, President

Facsimile No. (403) 640-4024

(b)	In case of a notice to Strategic at:

Strategic Metals Ltd.
1016 – 510 West Hastings Street
Vancouver, British Columbia
V6B 1L8

Attention: Bruce A. Youngman, Chairman

Facsimile No. (604) 688-2578

(c)	In the case of a notice to Archer Cathro at:

Archer, Cathro & Associates (1981) Limited
1016 – 510 West Hastings Street
Vancouver, British Columbia
V6B 1L8

Attention: W. Douglas Eaton, President

Facsimile No. (604) 688-2578

or at such other address or addresses as the parties to whom such writing is to be given shall have last notified the party giving the same in the manner provided in this Section 16.1. Any notice delivered to the party to whom it is addressed as heretofore provided shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a Business Day, then the notice shall be deemed to have been given and received on the Business Day next following such day. Any notice mailed as aforesaid shall be deemed to have been given and received on the seventh Business Day next following the date of its mailing. Any notice transmitted by facsimile or other form of recorded communication shall be deemed to be given and received on the first Business Day after its transmission.

ARTICLE 17  - GENERAL

17.1
No consent or waiver expressed or implied by any party in respect of any breach or default by any other party in the performance by such other of its obligations hereunder shall be deemed or construed to be a consent to or a waiver of any other breach of default.

17.2
No investigation made by or on behalf of any party to this Agreement or any of their respective advisors or agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made or incorporated by reference herein by a party hereto or made pursuant thereto. No waiver by any party hereto of any condition, in whole or in part, shall operate as a waiver of any other condition.

17.3
Notwithstanding the right of any party hereto to fully investigate the affairs of the others, and notwithstanding any knowledge of facts determined or determinable by any other party hereto pursuant to such investigation or right of investigation, each of the parties hereto has the right to rely fully upon the representations, warranties, covenants and agreements of the other parties contained or otherwise incorporated by reference in this Agreement and of such other parties’ Affiliates, officers and agents delivered pursuant to this Agreement.

17.4
All statements contained in any certificate or other instrument delivered by or on behalf of any party pursuant hereto or in connection with the transactions contemplated by this Agreement shall be deemed to be made by such party hereunder.

17.5
Mill City, Strategic or Archer Cathro, as the case may be (hereinafter referred to as the “Indemnifying Party”), hereby covenant and agree to indemnify and save harmless the others (herein referred to as the “Indemnified Parties”), effective as and from the date hereof, from and against any claims, demands, actions, causes of action, damage, loss, costs, liability or expense, including reasonable legal expenses (hereinafter in this Section 17.5 called “Claims”) which may be made or brought against the Indemnified Parties and/or which it may suffer or incur as a result of, in respect of or arising out of any non-fulfillment of any covenant or agreement on the part of the Indemnifying Party under this Agreement or any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained or incorporated by reference herein or in any certificate or other document furnished by the Indemnifying Party pursuant to or in relation hereto. The foregoing obligation of indemnification in respect of such claims shall be subject to the requirement that the Indemnifying Party shall, in respect of any Claim made by any third party, be afforded an opportunity at its sole expense to resist, defend and compromise the same in a timely manner.

17.6
The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance and do such further and other acts which may be reasonably necessary or advisable to carry out fully and effectively the intent and purpose hereof or to record wherever appropriate the respective interests from time to time of the parties in the Properties.

17.7	This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

17.8	This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

17.9	Time shall be of the essence in this Agreement.

17.10	The preamble and Schedules attached hereto shall be deemed to be incorporated in, and to form part of, this Agreement.

17.11	Wherever the neuter and singular is used in this Agreement it shall be deemed to include the plural, masculine and feminine, as the case may be.

17.12
Nothing contained in this Agreement shall be deemed to constitute any party hereto the partner of another, nor, except as otherwise herein expressly provided, to constitute any party as the agent or legal representative of the others.  It is not the intention of the parties hereto to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership. None of the parties hereto shall have any authority to act for or to assume any obligation or responsibility on behalf of the other parties, except as otherwise expressly provided herein.

17.13
This Agreement may be signed by the parties in counterparts and may be delivered by facsimile, each of which when delivered will be deemed to be an original and all of which together will constitute one instrument.

IN WITNESS WHEREOF the parties to this Agreement have executed this Agreement as of the day and year first above written.

MILL CITY GOLD CORP.

By:	/s/ James R. Brown
James R. Brown, President

STRATEGIC METALS LTD.

By:	/s/ Bruce A. Youngman
Bruce A. Youngman, Chairman
Title

ARCHER, CATHRO & ASSOCIATES (1981) LIMITED

By:	/s/ W. Douglas Eaton
W. Douglas Eaton, President

SCHEDULE “A”
to that Option Agreement dated April 18, 2011
among Mill City Gold Corp.,
Strategic Metals Ltd. and
Archer, Cathro & Associates (1981) Limited

The Properties
1.	Lost Horses Property

Claim Name	Grant Number	Mining District	Expiry Date	Registered Owner
Black 1-56	YC63668-YC63723	Dawson	February 9, 2014	Archer Cathro
Ham 1-44	YC63724-YC63767	Dawson	February 9, 2014	Archer Cathro
Hobo 1-40	YC63628-YC63667	Dawson	February 9, 2014	Archer Cathro
Ross 1-40	YC63768-YC63807	Dawson	February 9, 2014	Archer Cathro

2.	Marny Property

Claim Name	Grant Number	Mining District	Expiry Date	Registered Owner
Marn 1-20	YD09181-TD09200	Dawson	February 9, 2012	Archer Cathro

3.	Track Property

Claim Name	Grant Number	Mining District	Expiry Date	Registered Owner
Track 7-14	YC13049-YC13056	Dawson	February 15, 2013	Archer Cathro

SCHEDULE “B”
to that Option Agreement dated April 18, 2011
among Mill City Gold Corp.,
Strategic Metals Ltd. and
Archer, Cathro & Associates (1981) Limited

Strategic Royalty

1.	The terms defined in the Agreement and used in this Schedule “B” shall have the meanings ascribed to such terms in the Agreement.

2.	For the purposes of this Schedule “B”, the following terms shall have the following meanings:

2.1	“Advance Royalty Payment” shall mean an annual payment of $50,000 by Mill City to Strategic commencing on March 31, 2016 and continuing until the commencement of Commercial Production.

2.2	“Gross Revenue” shall mean the aggregate of the following amounts received in each quarterly period:

(a)	(i)	all revenue received by Mill City in such quarter from arm’s length purchasers of Minerals, or

(ii)	the fair market value of all Minerals sold by Mill City in such quarter to persons not dealing at arm’s length with Mill City; and

(b)	any proceeds of insurance received in such quarter due to losses or damages in respect to Minerals.

2.3	“Permissible Deductions” shall mean the aggregate of the following charges (to the extent not previously deducted or accrued in computing Gross Revenue) that are paid in each quarterly period:

(a)	sales charges levied by any sales agent in respect to the sale of Minerals;

(b)
all costs, expenses and charges of any nature whatsoever which are either paid or incurred by Mill City in connection with the refinement or beneficiation of Minerals after leaving any of the Properties, including all weighing, sampling, assaying and representation costs, metal losses, any umpire charges and any penalties charged by the processor, refinery or smelter;

(c)	all other insurance costs in respect of Minerals;

(d)	all taxes, levies, duties, and any other fees imposed by governmental or quasi-governmental authorities; and

(e)	all Advance Royalty Payments;

provided:

(i)
that where a cost or expense otherwise constituting a Permissible Deduction is incurred by Mill City in a transaction with a party with whom it is not dealing at arm’s length (as that term is defined in the Income Tax Act (Canada)), such costs or expenses may be deducted, but only as to the lesser of the actual cost incurred by Mill City and the fair market value thereof considering the time of such transaction and under all the circumstances thereof; and

(ii)	transportation costs and milling costs at another site, prior to the smelting and refining shall not be included in the definition of Permissible Deductions.

2.4	“Net Smelter Returns” shall mean Gross Revenue less Permissible Deductions in respect to such quarter.

3.	The Strategic Royalty shall be calculated and paid to Strategic in accordance with the terms of the Agreement and this Schedule “B”.

4.	The Strategic Royalty shall be calculated on a calendar quarterly basis.

5.
The Strategic Royalty shall be calculated and paid within 30 days after the end of the calendar quarters ending March 31, June 30, September 30 and December 31 of each calendar year.  Smelter settlement sheets, if any, and a statement setting forth calculations in sufficient detail to show how the payment was derived (the “Statement”) shall be submitted with each Strategic Royalty payment.

6.
In the event that final amounts required for the calculation of the Strategic Royalty are not available within the time period referred to in paragraph 5 of this Schedule “B”, then provisional amounts shall be established.  The Strategic Royalty shall be paid on the basis of such provisional amounts and positive or negative adjustments shall be made to the payment in the succeeding quarter, as necessary.

7.
All Strategic Royalty payments shall be considered final and in full satisfaction of all obligations of Mill City with respect thereto, unless Strategic delivers to Mill City a written notice (the “Objection Notice”) describing and setting forth a specific objection to the calculation thereof within 60 days after receipt by Strategic of the Statement. If Strategic objects to a particular Statement as herein provided, Strategic shall, for a period of 60 days after Mill City’s receipt of such Objection Notice, have the right, upon reasonable notice and at a reasonable time, to have Mill City’s accounts and records relating to the calculation of the Strategic Royalty in question audited by the auditors of Mill City.

8.
Failure on the part of Strategic to make claim against Mill City for adjustment in such 60 day period by delivery of an Objection Notice shall conclusively establish the correctness and sufficiency of the Statement and Strategic Royalty payment in respect of the applicable quarter.

9.
If an audit initiated pursuant to paragraph 7 hereof determines that there has been a deficiency or an excess in the payment made to Strategic, such deficiency or excess will be resolved by adjusting the next monthly Strategic Royalty payment due hereunder.  Strategic shall pay all the costs and expenses of such audit unless a deficiency of 5% or more of the amount due is determined to exist.  Mill City shall pay the costs and expenses of such audit if a deficiency of 5% or more of the amount due is determined to exist.

10.
All books and records used and kept by Mill City to calculate the Strategic Royalty due hereunder shall be kept in accordance with Canadian generally accepted accounting principles or International Financial Reporting Standards, as applicable.

11.
All profits and losses resulting from Mill City engaging in any commodity futures trading, option trading, metals trading, gold loans or any combination thereof, and any other hedging transactions with respect to Minerals (collectively, “Hedging Transactions”) are specifically excluded from calculations of the Strategic Royalty pursuant to this Schedule “B”.

12.
It is hereby acknowledged by all parties that both Mill City and Strategic may engage in speculative hedging trading activities for their own account.  All Hedging Transactions by Mill City and all profits or losses associated therewith, if any, shall be solely for Mill City’s account, irrespective of whether or not Minerals are delivered in fulfillment of such obligations. When necessary to give effect to the provisions of this paragraph 12, Gross Revenue from Minerals subject to Hedging Transactions by Mill City shall be determined pursuant to paragraph 2.1(a)(ii), rather than paragraph 2.1(a)(i) hereof.

13.
Fair market value for gold shall be determined by using the quarterly average price of gold which shall be calculated by dividing the sum of all London Bullion Market Association P.M. Gold Fix prices reported for the calendar quarter in question by the number of days for which such prices were quoted, less an amount reasonably equivalent to the deductions permitted under paragraph 2.2 hereof.

14.
Fair market value for silver and other metals, shall be determined by using the quarterly average price which shall be calculated by dividing the sum of all New York Commodity Exchange (“COMEX”) prices reported for silver and the other metals quoted by and at the closing of COMEX for the calendar quarter in question by the number of days for which such prices were quoted, less, in each case, an amount reasonably equivalent to the deductions permitted under paragraph 2.2 hereof.